SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERNAL REGULATIONS OF THE

LEGAL AFFAIRS SUPPORT COMMITTEE – CAAJ

1.	Subject Matter and Purpose

1.1	The Board of Directors ("Board" or “BOD") of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras" or "Company"), in the use of its attributions, approved these Internal Regulations (“Regulations") of the Legal Affairs Support Committee ("Committee" or "CAAJ"), in order to regulate its composition, its operation and its relationship with the other bodies of the Company, subject to the provisions of the Internal Regulations of the BOD, the Company's Bylaws ("Bylaws") and the legislation in force.

1.2.	The Legal Affairs Support Committee, a non-statutory technical body, created pursuant to art. 160 of Federal Law no. 6.404/1976, is directly attached to the BOD and has the purpose of advising the Board in the exercise of its responsibilities for the direction and management of the Company, including, but not limited to, monitoring the resolution of relevant disputes and judicial and extrajudicial settlements and other relevant legal matters, in addition to other duties assigned to it by the BOD, in order to contribute with greater efficiency and quality to the decisions of the BOD in the matters within its scope of operation.

2.	Composition and Remuneration

2.1	The CAAJ, with the prerogatives, duties and functions provided for in these Regulations, will be composed of 3 (three) to 6 (six) effective members, without alternates, chosen by the BOD from among its peers, vice-presidents, officers and/or employees of Eletrobras, to exercise a term of office of up to 2 (two) years, with reelections permitted.

2.1.1	At least 01 (one) of the members of CAAJ must be a board member of the Company.

2.1.2	A member of the CAAJ who is a member of the Board of Directors shall have a term of office on the Committee that is concurrent with the term of office of the Board of Directors.

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These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

2.1.3	The CAAJ member will not be entitled to additional compensation for the exercise of the function of Committee member.

2.2	The CAAJ will elect a Coordinator from among its members.

2.2.1 The CAAJ will elect the eventual substitute of the Coordinator in cases of absences or temporary impediments.

2.3	The members of the Committee will be reimbursed by the Company for the expenses with transportation, food and accommodation, necessary for the performance of the function.

3.	Investiture, Tenure and Management Requirements

3.1	The members of the CAAJ must observe the same investiture requirements and prohibitions imposed by the legislation applicable to members of the BOD.

3.2	Prior integrity and eligibility analysis is waived for the election of a CAAJ member who already holds the position of member of the BOD, Vice President or manager of Eletrobras.

3.3	The inauguration will take place with the signature of the instrument of inauguration in the CAAJ Minute Book, in compliance with the date referred to in art. 149, § 1, of Law No. 6.404/76,

3.4	The members of the Committee may be removed by the vote of a simple majority of the Board.

3.5	In the event of the resignation and/or removal of the CAAJ, the Committee may temporarily operate with only two members in office and the third member must be elected by the Board within thirty (30) days of the date of the resignation.

4	Structure

4.1	The Committee will have the support of the Governance Secretariat.

4.2	The Company will provide all the resources necessary for the operation of the Committee, including the proper sizing and structuring of the Governance Secretariat.

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These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

4.3	The CAAJ will have the support of the organizational areas of Eletrobras that are involved in the topics of the Committee's competence, which will be responsible for the adequate and timely instruction of the subjects of its attribution, and the CAAJ may even request specific diligence, within the scope of its duties.

5	Duties

5.1	In addition to such other duties as may be assigned to it by the Board, the Legal Affairs Support Committee shall:

a)	monitor the dimensioning and structuring of the legal area of Eletrobras and its subsidiaries;
b)	monitor solutions in relevant disputes, as well as in judicial and extrajudicial agreements;
c)	propose studies related to strategic topics for the legal sector and coordinate the definition of procedural policies;
d)	guide the legal strategies of tax and corporate planning;
e)	advise on the definition of the legal strategy in relation to the major causes and mass litigation of the Company;
f)	conduct the strategy and monitor the relevant contractual operations, as well as monitor legal contracts;
g)	propose, evaluate and monitor the annual budget of the legal department;
h)	issue recommendations on the annual goals of the legal department;
i)	suggest amendments to these Regulations, submitting them to the resolution of the Board of Directors;
j)	monitor other relevant legal issues;
k)	periodically report to the Board of Directors the matters monitored and discussed and, when applicable, formulate proposals and recommendations;
l)	propose its Annual Calendar of Meetings and its Annual Thematic Agenda to the Board.

5.2	The members of the Committee shall have access to all information and documents necessary for the exercise of their duties, through the action and support of the Governance Secretariat.

3
These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

5.3	The Committee Coordinator shall be responsible for the following acts:

a)	convening, installing and coordinating the meetings of the Committee;
b)	approving the agenda for Committee meetings;
c)	ensuring that the members of the Committee receive complete and timely information on the items on the agendas of the meetings, with the support of the Governance Secretary;
d)	deciding to invite participants and external experts, and/or the Company, to the meetings, subject to any conflict of interest issues;
e)	informing the Board Chair of the activities carried out by the Committee and any recommendations, analysis, opinions and reports provided and/or approved at Committee meetings;
f)	reporting on the work, opinions, demands and conclusions of the Committee at the ordinary meetings of the BOD;
g)	proposing complementary rules necessary for the Committee's performance;
h)	performing other acts of a technical or administrative nature necessary for the exercise of its functions;
i)	representing the Committee in its relationship with the Company's Board of Directors and, when necessary, signing correspondence, opinions, invitations and reports addressed to them; and
j)	ensuring the faithful compliance with these Regulations.

5.4	The Governance Secretariat is responsible for:

a)	advising the Coordinator in the definition of the agendas, in the procedures necessary for the meetings of the Committee and in the monitoring of demands and measures (follow-up);
b)	forwarding the notices of meetings of the Committees, including members of the Executive Board ("DEE"), employees, collaborators and consultants of the Company and other eventual participants of the meetings, in accordance with the guidelines of the Coordinator;
c)	interacting with members of DEE and technical areas of Eletrobras, in order to meet requests for clarification and information on the matters submitted to the Committee;
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These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

d)	preparing a proposal for an annual calendar of ordinary meetings and an annual thematic agenda for consideration by the Committee at its last meeting of the year under the guidance of the Coordinator;
e)	supervising the preparation of the material to be distributed to the members of the Committee prior to the respective meetings, providing for timely and complete distribution;
f)	preparing the minutes of the meetings of the Committee;
g)	organizing and safeguarding the documentation related to the activities developed by the Committee; and
h)	overseeing other activities necessary for the operation of the Committee.

5.5	The responsibilities of the members of the Board of Directors expressed in the Eletrobras internal policies and regulations apply to the members of the Committee, highlighting the Policy of Disclosure and Use of Material Information and Securities Trading.

6	Meetings

6.1	The ordinary meetings of the Committee shall be held at least monthly, in accordance with the approved annual calendar, upon notice of meeting with 5 (five) days in advance and, extraordinarily, when necessary.

6.1.1	Regardless of prior notice, the meeting attended by all members of the Committee will be considered valid.

6.1.2	The notice of meeting will be made by the Committee Coordinator, who will count on the assistance of the Governance Secretariat. The notice of a meeting by determination of the majority of the Committee members will also be valid.

6.2	The Governance Secretariat shall indicate the due period for the availability of the support material by the management areas of the topics on the agenda, and the opinionated material shall be made available within the notice period and the information material, within three (3) days of the meeting.

6.2.1	In exceptional cases of justified urgency, the Committee Coordinator may authorize the provision of the material after the deadline.
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These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

6.3	Notice of the meeting may be given by electronic mail, automated message from the Governance Portal, or other oral or written means, and shall include at a minimum: (i) the day, time and place/format of the meeting (in-person, remote or virtual); (ii) connection information if the meeting is being held remotely; (iii) instructions for accessing the supporting materials and agenda for the meeting through the Governance Portal.

6.4	The support material and the agenda of the meeting should preferably be made available through the Governance Portal.

6.5	The Coordinator will define the agendas of the meetings, considering the provisions of the Thematic Agenda of the Committee, the priorities and demands defined by the Committee itself, the requests for advice to the BOD and the requests issued by the Chairman of the BOD and by any member of the Committee.

6.6	Requests regarding the composition of the agenda, untimely inclusion of extraordinary matters on the agenda and notices of extraordinary meetings of the Committee will be forwarded to the Governance Secretariat, which will submit the request to the Committee Coordinator.

6.7	The agenda of the meeting will be composed of matters of advice to the BOD and informative topics to the Committee for monitoring.

6.7.1	The Committee Coordinator, through the Governance Secretariat, shall inform the Chairman of the Eletrobras Board of Directors of the agendas of the meetings of the Collegiate, upon request.

6.8	The Committee shall meet preferably at the Company's headquarters, or elsewhere, or by telephone or videoconference, or by any other means of communication that guarantees the manifestation of the vote of its members.

6.9	In situations of urgency duly demonstrated, the Committee may, by decision of its Coordinator, deliberate between absents at a meeting virtually convened, provided that the manifestations of the members are formulated by electronic correspondence within the period previously indicated and reproduced in the minutes of the meeting, which will contain the signature of the members who expressed themselves, respecting the rules of minimum quorum for installation and deliberation.
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These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

6.10	The meetings of the Committee will be held with the presence of at least half of the members effectively appointed by the BOD, observing the minimum quorum provided for in item 3.5, and its resolutions will be taken by the vote of the majority of its members present, and will not have a decision-making nature, but an opinion.

6.10.1	Sending a representative to Committee meetings is in the event that a member is unable to attend in not permitted as this function is non-delegable.
6.10.2	Guests attending meetings shall not have the right to vote.
6.10.3	In the event of a tie, the Committee Coordinator shall exercise a casting vote.

6.11	Each meeting of the Committee shall be recorded in the minutes, which shall contain a record of the matters dealt with, the opinions, demands, dissent, protests, recommendations, attendance and absences of its members, and shall be drawn up in the form of a summary of the facts that occurred, and shall also: (i) the minutes be made available on the Governance Portal for access by the members of the BOD and the Committee, after having been read, approved and signed by those present at the meeting; and (ii) the minutes shall be filed at the Company's headquarters.

6.12	The Company's Independent Auditor will have full and unrestricted access to the contents of the CAAJ minutes and their respective attachments and manifestations, subject to the transfer of confidentiality.

6.13	The members of the Committee may record their observations and recommendations regarding the matters dealt with in the Committee in the minutes of the meeting and/or in an opinion.

6.14	The Committee may request joint meetings with other Committee(s).

6.15	The minutes of the meetings of the Committee may be disclosed at the request of any of its members, provided that it is approved by a majority of its members, unless the Board of Directors understands that the disclosure may jeopardize the legitimate interest of the Company.
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These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

7	Responsibilities and Duties

7.1	The members of the Committee undertake to comply with these Regulations, Eletrobras' Bylaws, the Code of Conduct, the Policy on Disclosure and Use of Material Information and Securities Trading, Eletrobras' General Corporate Governance Guidelines and other applicable internal rules of the Company.

7.2	The members of the Committee will be subject to the same legal duties and responsibilities imposed on the Managers by article 160 of Law No. 6.404/76, including the duty to inform the Board of the existence of any conflict of interest and the duty to keep confidential the documents and information made available to them and which are not yet available to the public.

7.3	The confidentiality of the information must be maintained under the terms of the Eletrobras Information Security policy and standards, as well as the legislation and other rules that regulate its activities.

7.4	The member of the CAAJ shall fully disclose to the Committee, in advance, any actual or potential, direct or indirect, conflict of interest that the member may have with respect to any matter submitted to the Committee for consideration. In this case, the member of the Committee may not exercise a vote or in any way intervene in matters in which there is a direct or indirect conflict, and must also refrain from debating and giving an opinion on the subject and record in the minutes its abstention.

8	Amendment, Interpretation and Publication

8.1	The guidelines regarding the operation of the Committee will be defined by the Board. These Internal Regulations may be amended by the BOD, at the discretion of its members or upon proposal of the Committee or its Coordinator.

8.2	In case of omission in these Regulations, the Committee Coordinator shall apply the procedural rules of the Internal Regulations of the BOD, in relation to that which is not incompatible with the nature and function of this Committee.

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These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

8.3	These Regulations shall enter into force on XX XX, 2023 and shall be published on the Eletrobras website.

8.4	These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xxx/2023.

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These Internal Regulations were approved on xx.xx.2023 by the Board of Directors of Eletrobras at its xxx meeting, through Resolution no. xx/2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.